SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

First Press Release

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) EXTENDS CONSENT SOLICITATION TO 6 MAY 2005

29 April 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) announced today that it is extending its pending solicitation of consents (the “Solicitation”) from holders of its 9.125% Senior Secured Notes due 2009 (the “Secured Notes”) to (a) certain amendments and waivers (the “Proposed Amendments and Waivers”) of the terms in the Indenture governing the Secured Notes (the “Indenture”) and (b) the foregoing (the “Agreement”) of their right to participate in any change of control offer set out in Section 1015 of the Indenture occasioned by a restructuring of its ultimate parent Concordia Bus AB as outlined in the Indicative Terms publicly announced on 16 March 2005.

Under the extended deadline, all holders of Secured Notes who submit valid and unrevoked consents prior to 5:00 P.M. London time on Friday, 6 May 2005, will receive the consent fee of €5 per €1,000 of the principal amount of Secured Notes for which they deliver valid and effective consents, subject to the terms and conditions of the Solicitation.

Holders who have previously delivered consents need not take any further action in order to receive the consent fee.

Nordic is not amending the Proposed Amendments and Waivers or the Agreement.

To date, Nordic has received consents for 20.48% aggregate principal amount of the Secured Notes.

This announcement is not a solicitation of consents with respect to any securities.  The Solicitation is being made solely by the Consent Solicitation dated 16 March 2005.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:
Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square

London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:

Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

Second Press Release

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) UPDATE ON CONSENT SOLICITATION

29 April 2005 — Concordia Bus Nordic AB (publ) (“Nordic”) announces that as at 29th April 2005, Nordic has not received sufficient responses (24.19% responses of which 84.66% were positive) from holders of its 9.125% Senior Secured Notes due 2009 on the Consent Solicitation published on 16 March 2005 and it has been informed that no decisions have been taken with regards the restructuring process relating to Concordia Bus AB (publ) (“Bus”) that has been announced previously.

Proposals are being considered further and discussions are ongoing.  Any decisions or solutions regarding a restructuring and/or recapitalisation of Bus will be announced as appropriate.

The operating businesses continue to function normally and continue to provide full bus services to passengers and customers.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:

Alvarez & Marsal (Europe) Limited

5th Floor

One Canada Square

London E14 5AA

Contacts:	Tony Alvarez III

Telephone:	+44 (0) 207 715 5200

E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:
Ragnar Norbäck	+46(0)854630141

Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400

Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: April 29, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer